June 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Kyle Wiley

Re:	Ekso Bionics Holdings, Inc.

Registration Statement on Form S-3

File No. 333-272607

Filed on June 12, 2023

Acceleration Request

Requested Date:	June 20, 2023
Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ekso Bionics Holdings, Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-272607) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as we or our counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Austin D. March at (512) 338-5410.

Sincerely,

EKSO BIONICS HOLDINGS, INC.

By:	/s/ Scott G. Davis
Scott G. Davis
Chief Executive Officer

cc:	Mark B. Baudler, Wilson Sonsini Goodrich & Rosati

Austin D. March, Wilson Sonsini Goodrich & Rosati